

September 9, 2011

Via E-mail
T. Riggs Eckelberry
Chief Executive Officer
OriginOil, Inc.
5645 West Adams Blvd,
Los Angeles, CA 90016

> **Re: OriginOil, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 1, 2011**
> **File No. 333-175815**

Dear Mr. Eckelberry:

We have limited our review of your registration statement to those issues we have addressed in our comments.

Cover Page

1. Please include the correct date of the amendment on the registration statement cover page.

Selling stockholders, page 14

2. We note your response to comment two in our letter dated August 16, 2011. Please also identify the natural persons who have voting and/or dispositive authority over the common stock offered for resale by Kingsbrook Opportunities Master Fund LP. Please refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations available on our website.

Exhibit 5.1

3. We note that you have filed counsel's legality opinion in response to comment four in our letter dated August 16, 2011. Please have counsel remove the third paragraph from its opinion, as it is composed of qualifications and an assumption that are inappropriate given that the registrant is a Nevada corporation and counsel has limited its opinion to New York law and the federal securities laws, or otherwise file an opinion of counsel that is not inappropriately qualified as to jurisdiction.

Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Dietrich King, Staff Attorney, at (202) 551-3338 with any questions.

Sincerely,

/s/ Dietrich King for

Pamela A. Long
Assistant Director

cc: Gary Emmanuel, Esq.
       Sichenzia Ross Friedman Ference LLP (via E-mail)